                                                              EXHIBIT 99(a)(9)




CONTACT:
JOSEPH L. VON ROSENBERG III
ZAPATA CORP.
(713) 940-6100



           ZAPATA COMMENCES TENDER OFFER FOR UP TO 15 MILLION SHARES


HOUSTON -- JANUARY 14, 1997--Zapata Corporation (NYSE:ZAP) announced that it is commencing today a cash tender offer for up to 15 million shares of its common stock at a price of $4.50 per share. The offer will be made on the terms and subject to the conditions set forth in the Company's definitive tender offer materials, which are being mailed to stockholders today. The tender offer will expire at 5:00 p.m., Eastern Time, on February 20, 1997, unless extended.

The offer is conditioned upon a minimum of 10 million shares being validly tendered and not withdrawn prior to the expiration of the offer and also is subject to certain other conditions set forth in the offer materials.

Zapata has approximately 29.5 million shares of common stock outstanding. Zapata has been advised that the Malcolm I. Glazer Family Limited Partnership intends to tender 3 million of the approximately 10.4 million shares held by such partnership. Malcolm I. Glazer, the beneficial owner of the shares held by such partnership, is the Chairman of Zapata's Board of Directors. Based on the number of shares now outstanding, the purchase of shares pursuant to the offer will result in an increase in the percentage of Zapata's outstanding shares held by the Malcolm I. Glazer Family Limited Partnership from 35.18% to
(i) at least 37.83%, if only the 10 million shares (including 3 million of the shares held by the Malcolm I. Glazer Family Limited Partnership) necessary to satisfy the minimum condition are validly tendered, not withdrawn and purchased, and (ii) as much as 57.49%, if all shares held by others than the Malcolm I. Glazer Family Limited Partnership (and 3 million of the shares held by such partnership) are validly tendered and not withdrawn and 15 million shares are purchased.

The information agent for the tender offer is Georgeson & Company Inc. Additional copies of the Offer to Purchase and the Letter of Transmittal for the tender offer may be obtained from the information agent.

                                      ###